CARTER LEDYARD & MILBURN LLP

Counselors at Law

1401 Eye Street, N.W.
Washington, DC 20005
Andris J. Vizbaras	2 Wall Street	(202) 898-1515
Partner	New York, NY 10005-2072	•
•	•	570 Lexington Avenue
Direct Dial: 212-238-8698	Tel (212) 732-3200	New York, NY 10022
E-mail: vizbaras@clm.com	Fax (212) 732-3232	(212) 371-2720

January 26, 2007

VIA E-MAIL

Mr. Todd Hardiman

Associate Chief Accountant

Office of Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Flagstone Reinsurance Holdings Limited

Dear Mr. Hardiman:

Here is a presentation prepared in response to the questions and requests that you and your colleagues raised during your conversation of January 24 with David Brown, James O’Shaughnessy and Todd White of Flagstone.

We would like to schedule a call at your earliest convenience to seek to resolve these matters.  In the meantime, do not hesitate to call Bob McTamaney (by telephone at 212-238-8711)or me (at 212-238-8698) with any further questions or requests for information regarding them.  If you wish to contact Flagstone directly regarding these matters, please call Mr. White (at 441-278-4319) or Mr. O’Shaughnessy (at 441-278-4331).

Sincerely,

/s/ Andris J. Vizbaras
Andris J. Vizbaras
AJV:tbm Attachment

cc:                                 Flagstone Reinsurance Holdings Limited

Deloitte & Touche Bermuda

PART I

Questions from the staff on FAS 113:

Please provide an analysis of the cash flows you need to consider when assessing risk transfer for the reinsurance contracts ceded by Flagstone Reinsurance Limited (“Flagstone”) to Mont Fort Re ILW (MFR ILW). Which of the contractual arrangements do you look at? Paragraph 10 of FASB 113 “Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts” and the Q&A of FASB 113 dictates you should look at all cash flows between the cedant and the reinsurer.

Do you look at this analysis on a contract by contract basis for those contracts ceded to Mont Fort?

How does the 9 (b) test work as it is not specific to an individual contract? Do you consider multiple cash flows beyond the gross premiums – interested in seeing a cash flow analysis.

How are the management fees paid and what is the payment schedule?

Response – please see attached our FASB 113 analysis of the contracts ceded by Flagstone to MFR ILW.

Consideration of risk transfer to Mont Fort Re

Purpose:

This memo outlines Flagstone Reinsurance Holdings Limited’s (the “Company”) analysis of the appropriate treatment of the contract of reinsurance between Flagstone Reinsurance Limited (“Flagstone”) and Mont Fort, in respect of its segregated account, MFR ILW

(1) Contractual arrangements:

Relevant agreements entered into between the Company and MFR ILW are outlined below:

•                  Facultative/Obligatory Surplus Reinsurance agreement (“Reinsurance Agreement”), effective June 5th, 2006, whereby Flagstone cedes reinsurance policies to MFR ILW that meets predefined criteria.  These criteria include a requirement that limit the risk in each geographic zone to a fraction of the capital, and that the policies must be ILW’s.  Flagstone earns a 5% ceding commission on the business ceded to MFR ILW. Flagstone ceded 5.5% of its gross premiums written to MFR ILW which were written specifically for the cell and earned less than 1% of its total revenues in fee income (i.e. ceding commission, investment management fees and incentive fees) from MFR ILW for the nine months ended September 30, 2006.

•                  Flagstone provided reinsurance coverage to MFR ILW in the form of a 8.3% quota share contract on all business of MFR ILW. The premium on this contract amounted to $1.3 million, or less than 1% of gross premiums written by Flagstone for the nine months ended September 30, 2006. The existence of this agreement ensures the investors in MFR ILW that Flagstone will share a portion of the risks it cedes to MFR ILW.  Under this arrangement, a proportion of the reinsurance ceded to the cell is retro-ceded to Flagstone.

•                  The assets of MFR ILW are managed by a subsidiary of the Company, West End Capital Management (Bermuda) Limited (“West End”) upon which it earned investment management fees of 0.50% per annum on assets managed in the amount of $0.1 million per year based on the current size of the cell. By managing the assets in-house for a fee that covers the expenses of West End, the subsidiary controls the credit quality of the assets held in the cell to minimize Flagstone’s credit risk. The subsidiary also receives an annual 15% performance fee that is based upon the annual increase in the net asset value of the cell, primarily driven by underwriting results. The performance fee is paid annually and the investment management fee is paid quarterly

•                  MFR ILW assumes contracts solely from Flagstone.

(2) Guidance considered:

•                  FAS 113 Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts (“FAS 113”)

•                  EITF Topic D34:Accounting for Reinsurance: Questions and Answers for FASB Statement No. 113(“Q&A 113”)

A principal objective of FASB 113 is to account for an agreement with a reinsurer according to its substance.

Indemnification against Loss or Liability Relating to Insurance Risk

FAS113, Par. 8 (Emphasis added)

8.       Determining whether a contract with a reinsurer provides indemnification against loss or liability relating to insurance risk requires a complete understanding of that contract and other contracts or agreements between the ceding enterprise and related reinsurers.  A complete understanding includes an evaluation of all contractual features that (a) limit the amount of insurance risk to which the reinsurer is subject (such as through experience refunds, cancellation provisions, adjustable features, or additions of profitable lines of business to the reinsurance contract) or (b) delay the timely reimbursement of claims by the reinsurer (such as through payment schedules or accumulating retentions from multiple years).

Reinsurance of Short-Duration Contracts

FAS113, Par. 9

9.       Indemnification of the ceding enterprise against loss or liability relating to insurance risk in reinsurance of short-duration contracts requires both of the following, unless the condition in paragraph 11 is met:

a.     The reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contracts.

b.     It is reasonably possible that the reinsurer may realize a significant loss from the transaction.

A reinsurer shall not be considered to have assumed significant insurance risk under the reinsured contracts if the probability of a significant variation in either the amount or timing of payments by the reinsurer is remote.  Contractual provisions that delay timely reimbursement to the ceding enterprise would prevent this condition from being met.

10.       (Emphasis added)

The ceding enterprise’s evaluation of whether it is reasonably possible for a reinsurer to realize a significant loss from the transaction shall be based on the present value of all cash flows between the ceding and assuming enterprises under reasonably possible outcomes, without regard to how the individual cash flows are characterized.  The same interest rate shall be used to compute the present value of cash flows for each reasonably possible outcome tested.

11.       Significance of loss shall be evaluated by comparing the present value of all cash flows, determined as described in paragraph 10, with the present value of the amounts paid or deemed to have been paid to the reinsurer.  If, based on this comparison, the reinsurer is not exposed to the reasonable possibility of significant loss, the ceding enterprise shall be considered indemnified against loss or liability relating to insurance risk only if substantially all of the insurance risk relating to the reinsured portions of the underlying insurance contracts has been assumed by the reinsurer.

(“Q&A 113”) (emphasis added)

13.     Q—For purposes of evaluating whether a contract with a reinsurer transfers risk, what constitutes a contract?

A—Statement 113 does not define what constitutes a “contract,” which is essentially a question of substance.  It may be difficult in some circumstances to determine the boundaries of a contract.  For example, the profit-sharing provisions of one contract may refer to experience on other contracts and, therefore, raise the question of whether, in substance, one contract rather than several contracts exist.

Statement 113 limits the inconsistency that could result from varying interpretations of the term contract by requiring that features of the contract or other contracts or agreements that directly or indirectly compensate the reinsurer or related reinsurers for losses be considered in evaluating whether a particular contract transfers risk. Therefore, if agreements with the reinsurer or related reinsurers, in the aggregate, do not transfer risk, the individual contracts that make up those agreements also would not be considered to transfer risk, regardless of how they are structured.

Certain guidance relevant to determining the boundaries of a contract is provided in the accounting literature.  As described in paragraph 8 of Statement 113, provisions of other related contracts may be considered part of the subject contract under certain circumstances.  Likewise, paragraphs 59 and 60 of Statement 113 indicate that the Board did not intend for different kinds of exposures combined in a program of reinsurance to be evaluated for risk transfer and accounted for together, because that would allow contracts that do not meet the conditions for reinsurance accounting to be accounted for as reinsurance by being designated as part of a program.  In addition, Question 12 of EITF D-34 refers to the fact that an amendment of a contract may create a new contract.

The legal form and substance of a reinsurance contract generally will be the same, so that the risks reinsured under a single legal document would constitute a single contract for accounting purposes.  However, that may not always be the case.  Accordingly, careful judgment may be required to determine the boundaries of a contract for accounting purposes.

If an agreement with a reinsurer consists of both risk transfer and non-risk transfer coverages that have been combined into a single legal document, those coverages must be considered separately for accounting purposes.

(3) Contracts considered in this analysis:

As described above, in addition to the reinsurance agreement entered into between Flagstone and MFR ILW, there are a number of additional agreements entered into by Flagstone and by its wholly owned affiliates which in effect may be viewed as participating, to varying degrees, in the cash flows associated with the reinsurance contract.  In accordance with the guidance contained in paragraph 8 of FAS 113 and in section 13 of Q&A 113, we evaluated each of these contracts on a combined basis to determine whether they should be considered, in combination with the reinsurance agreement, in concluding whether or not Flagstone has been indemnified against loss in accordance with the conditions in paragraph 9 of FAS 113.

(a)          Quota Share Reinsurance Agreement

Under this agreement, a fixed percentage (8.3%) of the net premium received and losses incurred by MFR ILW are ceded back to Flagstone.  Although this is on a proportional basis, by reducing the losses which MFR ILW may suffer, it can in effect reduce the amount of insurance risk to which the reinsurer is subject, as indicated in paragraph 8 (a) of FAS 113.   Accordingly we believe that this contract should be considered in combination with the reinsurance agreement.

(b)         Investment Management Agreement

This agreement provides West End, a wholly owned subsidiary of the Company, with an interest in the profits generated by MFR ILW – performance fee of 15%.  Although these profits arise from a combination of investment return and underwriting results, the nature of the business of MFR ILW means that, in almost all circumstances, the significant majority of these profits will be generated from the results of the reinsurance contract.  This portion of the management agreement effectively reduces the net result of MFR ILW in profitable situations and appears to be similar to the profit sharing provisions referred to in section 13 of Q&A 113.  The management agreement also includes a fixed percentage management fee (0.5%) based on the assets under management.  This fee will vary with the insurance results of MFR ILW as, for example, reduced assets in MFR ILW caused by insurance losses will reduce the amount of the fee.

Based on these facts we believe that the investment management agreement should also be considered in combination with the reinsurance agreement.

In this memo we refer to the combined effect of these two agreements and the Reinsurance Agreement as the “Reinsurance Arrangement”.

(4) Does MFR ILW assume significant insurance risk?:

Paragraph 9 a) of FAS 113 requires that: “The reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contracts.”

In accordance with our analysis above and in accordance with Paragraph 8 of FAS 113 we have combined the Quota Share Agreement and the Management Agreement with the Reinsurance Agreement in determining if the Reinsurance Arrangement with MFR ILW meets this requirement.

Although FAS 113 and other promulgated literature does not provide guidance on what constitutes” significant insurance risk”, we believe the intent is that the reinsurance arrangement should subject MFR ILW (the reinsurer) to the possibility of gain or loss from underlying risks which are insurance risks and that there should be significant variability in the possible outcomes as to amounts and timing. In addition, there should be no contractual provisions that delay timely reimbursement to Flagstone.

Under the Reinsurance Agreement, MFR ILW assumes a variable amount of underlying (re)insurance business from Flagstone.  As of September 30, 2006, that business has generated gross premiums of approximately $16.5 million which have been paid by Flagstone to MFR ILW with an aggregate exposure of $135.0 million.  The results of the reinsurance arrangement are dependant on the occurrence or non-occurrence of insurance property catastrophe losses covered by the individual reinsurance risks ceded to MFR ILW under the Reinsurance Agreement.  The occurrence or non-occurrence of property catastrophe losses will have a significant impact on the losses ceded to MFR ILW, the performance fee payable to Flagstone and on the losses assumed by Flagstone under the quota share. The range of possible outcomes, based on modeled projections under this arrangement can vary between a profit of approximately $14 million and a loss of $55 million being the entire preferred equity attributable to MFR ILW.

Based on the above analysis, we believe that under the overall reinsurance arrangement, MFR ILW assumes significant insurance risk under the reinsured portions of the underlying insurance contracts and therefore meets condition a) of paragraph 9 of FAS 113.

(5) Is it reasonably possible for  MFR ILW to realize a significant loss from this transaction?

Paragraph 9 (b) of FAS 113 requires that: “It is reasonably possible that the reinsurer may realize a significant loss from the transaction.”

Paragraph 10 requires that the ceding enterprise’s evaluation of whether it is reasonably possible for a reinsurer to realize a significant loss from the transaction shall be based on the present value of all cash flows between the ceding and assuming enterprises under reasonably possible outcomes, without regard to how the individual cash flows are characterized.  The same interest rate shall be used to compute the present value of cash flows for each reasonably possible outcome tested.  Reasonably possible is used in the context of FASB Statement No. 5, “Accounting for Contingencies”, to mean that the scenario’s probability is more than remote.

Finally, paragraph 11 states that the significance of loss shall be evaluated by comparing the present value of all cash flows, determined as described in paragraph 10, with the present value of the amounts paid or deemed to have been paid to the reinsurer. The reasonable probability of loss should be compared to gross premiums without any deductions for expenses.

The Company has evaluated the Reinsurance Arrangement between Flagstone and MFR ILW by reviewing the loss probabilities of the underlying reinsurance risks ceded to MFR ILW under the Reinsurance Agreement.  When the Company underwrites reinsurance risks on its own behalf, including those risks which may be ceded to MFR ILW, it uses a number of third party modeling systems combined with proprietary analysis to estimate the probability of loss for the risk being written.  Using these probabilities, the Company estimates the overall probability distribution of outcomes under the Reinsurance Arrangement.  These probabilities are applied to the present value of the expected cash flows under these scenarios and compared to the present value of the net amounts paid to MFR ILW.

The results of this evaluation show that MFR ILW is exposed to the following present value losses and corresponding probabilities.

Table 1 outlines the expected cash flows under reasonably possible outcomes and the net cash flow reflects the net cash flows of the contracts between Flagstone and MFR ILW. The contracts include the Reinsurance Agreement, investment management agreement and the quota share agreement.

Table 1. Expected cash flows for Mont Fort Re ILW Cell

					E=B-A-C-D	F=-K *8.33%	G=E-F	H=G*15%
		B		D=B*5%	Net income before	Quota Share	Net income	Incentive		ROE
Probability	A	Premiums	C=B *4%	Ceding	Quota Share and	with Flagstone	before Incentive	Fee	I=G-H	on
of loss	Losses incurred	Written	Brokerage	Commission	performance fee	8.33%	Fee	15%	Net cash flow	$55,000,000
(1)	(1)	(2)	(2)	(2)					(3)

72.63%	—	16,467,141	(632,107)	(823,357)	15,011,677	(1,250,473)	13,761,204	(2,064,181)	11,697,024	21%
3.22%	(9,750,000)	16,467,141	(632,107)	(823,357)	5,261,677	(438,298)	4,823,379	(723,507)	4,099,872	7%
5.91%	(17,500,000)	16,467,141	(632,107)	(823,357)	(2,488,323)	207,277	(2,281,046)	—	(2,281,046)	-4%
6.49%	(19,750,000)	16,467,141	(632,107)	(823,357)	(4,738,323)	394,702	(4,343,621)	—	(4,343,621)	-8%
8.48%	(22,500,000)	16,467,141	(632,107)	(823,357)	(7,488,323)	623,777	(6,864,546)	—	(6,864,546)	-12%
0.56%	(28,500,000)	16,467,141	(632,107)	(823,357)	(13,488,323)	1,123,577	(12,364,746)	—	(12,364,746)	-22%
0.85%	(34,800,000)	16,467,141	(632,107)	(823,357)	(19,788,323)	1,648,367	(18,139,956)	—	(18,139,956)	-33%
1.70%	(43,500,000)	16,467,141	(632,107)	(823,357)	(28,488,323)	2,373,077	(26,115,246)	—	(26,115,246)	-47%
0.17%	(58,884,615)	16,467,141	(632,107)	(823,357)	(43,872,939)	3,654,616	(40,218,323)	—	(40,218,323)	-73%
0.01%	(75,666,667)	16,467,141	(632,107)	(823,357)	(60,654,990)	5,052,561	(55,602,429)	—	(55,602,429)	-100%
100.00%

(1)          Similuated losses and related probabilities using vendor models for 50,000 possible years against the current portfolio of policies written by Mont Fort Re ILW cell

(2)          Based on current policies written by Mont Fort Re ILW cell

(3)          The investment income earned on the assets held in the cell has been excluded of the calculation

Table 2 illustrates that it is reasonably possible that MFR ILW may realize a significant loss under the reinsurance agreement.  For example, there is an 18.2% chance that MFR ILW will lose 126% or more of the premiums it received from Flagstone.

Table 2. Probability of loss to the Cell over Premiums Written

		Net cash flow	Cumulative probabilities of
Probability	Net cash flow	over Premiums Written	loss over Premiums Written	Interpretation of cumulative probability
(1)	(1)	(2)

72.63%	11,697,024	71%
3.22%	4,099,872	25%
5.91%	(2,281,046)	-14%	24.2%	24.2% chance of losing 14% or more of the premiums
6.49%	(4,343,621)	-26%	18.2%
8.48%	(6,864,546)	-42%	11.8%	11.8% chance of losing 42% or more of the premiums
0.56%	(12,364,746)	-75%	3.3%
0.85%	(18,139,956)	-110%	2.7%	Approximately 3% chance of losing 100% or more of the premiums
1.70%	(26,115,246)	-159%	1.9%
0.17%	(40,218,323)	-244%	0.2%
0.01%	(55,602,429)	-338%	0.0%

(1)          As per Table 1

(2)          Ratio of net cash flows over premiums written. To be conservative, and since premiums on ILW are generally received at the inception of the contracts, the gross premiums have not been discounted.

We believe that our analysis demonstrates that it is reasonably possible that MFR ILW may realize a significant loss from the reinsurance arrangements and accordingly the conditions of FAS 113 paragraph 9 b) are met.

(6) Have substantially all of the insurance risks been assumed by the MFR ILW?

Notwithstanding our conclusions above that the reinsurance arrangement meets the requirements of paragraph 9 on FAS 113 to be treated as a short duration reinsurance contract, we also considered the  second section of paragraph 11 which states “If, based on this comparison, the reinsurers is not exposed to the reasonable possibility of significant loss, the ceding enterprise shall be considered indemnified against loss or liability relating to insurance risk only if substantially all of the insurance risk relating to the reinsured portions of the underlying insurance contracts has been assumed by the reinsurer”

Underlying the Reinsurance Agreement are the individual risks ceded by Flagstone to MFR ILW.  These risks are all assumed initially by Flagstone from third parties. As part of Flagstone’s own accounting evaluation, each risk is considered to ensure that it is properly identified as a short duration reinsurance contract under the provisions of FAS 113. MFR ILW assumes a proportionate share of these contracts and therefore we believe MFR ILW has assumed substantially all of the insurance risk related to the reinsured portions of the underlying insurance contracts.

We do note that it is possible, in remote circumstances, for the aggregate of losses assumed by MFR ILW to exceed that cell’s total available resources.  In such an event Flagstone would have no further recourse to the cell and would be unable to recover the full amount of the losses covered by the Reinsurance Agreement.  However, in practice this credit risk is no greater, and likely much lower, that the risk that a third party reinsurer would be similarly unable to pay claims in similar circumstances.  Accordingly this fact does not change our conclusion.

(7) Conclusion:

We believe our analysis demonstrates that the reinsurance arrangement between Flagstone and MFR ILW meets the requirements of FAS 113 to be treating the Reinsurance Agreement as a short duration reinsurance contract.

PART II

FIN 46 Disclosure and Reconsideration Events

Question – Is it appropriate for the Company to include in a subsequent event note that whether the addition of the two cells in January will require you to consolidate Mont Fort?

Response:

Based on the requirements of paragraph 7 of FIN 46R:

7.                                       An entity that previously was not subject to this Interpretation shall not become subject to it simply because of losses in excess of its expected losses that reduce the equity investment.  The initial determination of whether an entity is a variable interest entity shall be reconsidered if one or more of the following occur:

a.                                       The entity’s governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the entity’s equity investment at risk.

b.                                      The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the entity.

c.                                       The entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity’s expected losses.

d.                                      The entity receives an additional equity investment that is at risk, or the entity curtails or modifies its activities in a way that decreases its expected losses.

The Company has determined the addition of Mont Fort Re ILW 2 (“MFR ILW 2”) and Mont Fort High Layer (“MF HL”) cells to be reconsideration events.

For the purpose of the Company’s reconsideration analysis, the Company has made the following assumptions which are consistent with those provided in previous submissions:

(1)          Silo analysis – our original conclusions that the cells of Mont Fort are not silos remains unchanged as the structural features of the cells and Mont Fort are unchanged with the addition of MFR ILW 2 and MF HL.

(2)          Equity investment at risk – conclusions unchanged as the addition of the new cells do not change the fact pattern upon which the original conclusion was based.

Question – With the addition of the new cells, does this impact the Company’s original conclusions that Mont Fort is a VIE?

(1) Analysis of the Company’s Interest as Equity Investment at Risk

Paragraph 12 states (footnote references omitted and emphasis added):

A variable interest in specified assets of a variable interest entity (such as a guarantee or subordinated residual interest) shall be deemed to be a variable interest in the entity only if the fair value of the specified assets is more than half of the total fair value of the entity’s assets or if the holder has another variable interest in the entity as a whole (except interests that are insignificant or have little or no variability). The expected losses and expected residual returns applicable to variable interests in specified assets of a variable interest entity shall be deemed to be expected losses and expected residual returns of the entity only if that variable interest is deemed to be a variable interest in the entity.  Expected losses related to variable interests in specified assets are not considered part of the expected losses of the entity for purposes of determining the adequacy of the equity at risk in the entity or for identifying the primary beneficiary unless the specified assets constitute a majority of the assets of the entity.  For example, expected losses absorbed by a guarantor of the residual value of leased property are not considered expected losses of a variable interest entity if the fair value of the leased property is not a majority of the fair value of the entity’s total assets.

This determination is important because if a variable interest in specified assets is not considered a variable interest in the entity as a whole, then (1) expected losses related to the variable interests in these specified assets are not considered part of the expected losses of the entity for purposes of determining the adequacy of the equity investment at risk of the entity (that is, any expected losses absorbed by an enterprise holding an interest only in specified assets of the entity do not have to be supported by the at-risk equity holders of the entity), and (2) that variable interest is not considered for purposes of determining the VIE’s primary beneficiary. If a party has only a variable interest in specified assets of a VIE but does not have a variable interest in the VIE as a whole, it cannot be required to consolidate the VIE.

Because each of the cells will be structured so that the Company and its subsidiaries are the sole service providers and providers of the reinsurance products for each cell, the Company’s aggregate interests will always relate to 100 percent of the fair value of the assets of Mont Fort and its cells.  Consequently, we do not believe that an analysis of the interests held by the Company and related parties under paragraph 12 would lead to a conclusion that any of those interests are interests in specified assets. Rather, they should be considered interests in the entity as a whole.

(2) Analysis of the Preferred Share Interest as Equity Investment at Risk

We have determined that the expected losses and expected residual returns of the cells are required to be included in the Mont Fort’s expected loss calculation and they represent interests in specified assets whose fair value is more than half the total fair value of the entity’s assets at the date of analysis.  This is required under paragraph 12 of FIN 46R and is consistent with our earlier interpretations and conclusions regarding analysis of the cells under paragraph 13 and analysis of the common stock under paragraph 12.

(a) Are the preferred shares variable interests in Mont Fort as a whole?

Answer - When analyzed under paragraph 12 of FIN 46R, whether a given preferred share issuance is deemed to be an interest in specified assets or an interest in the entity as a whole depends on whether or not the fair value of the assets in which the preferred has an interest is greater than 50 percent of the fair value of Mont Fort’s total assets at the time of analysis.

The table below outlines the assets of Mont Fort as of January 24, 2007 (in millions):

MFR ILW 1	$83.7	(45.9%; 90.9% LB I, 9.1% Hanseatic*)
MFR ILW 2	64.2	(35.2%; 100% LB I)
MF HL	33.0	(18.1%; 100% Newcastle**)
General Account	1.4	(0.8%)
	$182.3	(50% threshold equals $91.1)

* Hanseatic Americas LDC

** Newcastle Special Opportunity V, L.P.

None of the cells assets, at fair value, is more than half the total fair value of Mont Fort’s assets at the date of analysis.  However, we believe that it is appropriate for LB I, which holds variable interests in Mont Fort’s assets, to determine whether the variable interests represent a variable interest in Mont Fort as a whole, or only in the specified assets of the cell, based on the aggregate value of the assets in which it holds a variable interest i.e. aggregate LBI’s holdings in MFR ILW and MFR ILW 2. As the aggregate fair value of the assets of MFR ILW 1 and 2 amounts to $140.3 million (77%) LB I has a variable interest in Mont Fort as a whole. Consequently, the expected losses and expected residual returns applicable to the preferred shares of MFR ILW and MFR ILW 2 are included in the calculation of expected losses and expected residual returns of the entity for the purposes of determining the adequacy of the equity at risk in the entity and for identifying the primary beneficiary.

However, for MF HL the aggregate fair value of its assets does not exceed the 50% threshold and as such would be deemed not to have a variable interest in the entity as a whole. Consequently, the expected losses and expected residual returns applicable to the preferred shares of MF HL are excluded in the calculation of expected losses and expected residual returns of the entity for the purposes of determining the sufficiency of the equity at risk in Mont Fort or for identifying the primary beneficiary. Newcastle Special Opportunity Fund V, L.P. (“Newcastle”) owns 100% of the preferred shares of MF HL has a variable interest in the specified assets of MF HL but does not have a variable interest in MF HL as a whole; it cannot be the primary beneficiary.The primary beneficiary analysis resides between LB I and the Company.

Sufficiency of equity at risk

The activities of Mont Fort that should be considered in determining whether equity investment at risk is sufficient would include expected losses related the activities of Mont Fort, including the activities of MFR ILW and MFR ILW2 but excluding MF HL for the reasons outlined above.

Given our original conclusions

•                  under Paragraph 5 (a) of FIN 46 (R) that the Company’s common stock interest should be considered equity investment at risk and

•                  that Mont Fort has insufficient equity investment at risk

and the addition of the activities of MFR ILW 2 to the expected losses calculation, it is reasonable to assume that the equity investment at risk in Mont Fort will be insufficient in accordance with the conditions outlined under Paragraph 9 of FIN 46(R). The Company has, therefore, concluded that Mont Fort is a VIE.

Primary beneficiary

Our original conclusion under our Paragraph 17 of FIN 46 (R) analysis was that based on the relative weighting of the four factors outlined in this paragraph 17. Paragraph 17 states that if two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interests held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary. As noted above, Newcastle under the paragraph 12 analysis does not hold a variable interest in Mont Fort. Thus, determination of the Primary Beneficiary resides between LB I and the Company. We reviewed the four factors of Paragraph 17 in light of the reconsideration event:

(a) existence of a principal agency relationship between the Company and LBI No principal agency relationship exists between LB I and the Company. No change from our original conclusion.

(b) Relationship and significance of the activities of Mont Fort to the various parties. This factor points towards the Company. No change from our original conclusion.

(c) Expected losses -

Mont Fort’s expected losses would be allocated between Flagstone and LB I (variable interest holders) in order to determine the primary beneficiary.

Given:

•                  LB I’s $55 million investment in MFR ILW 2 is in lines of business with similar characteristics of MFR ILW

•                  the amount invested by LB I in ILW 2 is $5m more than MFR ILW,

•                  The original expected loss analysis (with one cell) resulted in an 80% allocation of Mont Fort’s expected losses to LB I

•                  Newcastle does not hold a variable interest in Mont Fort

•                  We would anticipate the expected losses of Mont Fort as a whole to reflect a similar profile and allocation as under our original analysis.

(d)   LB I ‘s involvement in the design of MFR ILW 2 activities was the same as for MFR ILW and as such our original conclusions remain in place.

Conclusion:

It is reasonable to conclude that LB I through its variable interests in MFR ILW and MFR ILW 2 would continue to be deemed the primary beneficiary of Mont Fort.

Question: If the Company concludes that the common equity and preferred equity is, together considered, equity investment at risk for the purposes of paragraph 5(a) of FIN 46 (R) analysis, will the addition of the MFR ILW2 and MF HL cells in January impact our conclusions that Mont Fort is a variable interest entity.

Response:

Paragraph 5 (c) states (emphasis added):

The equity investors as a group also are considered to lack characteristic (b)(1) if

(i)                                     the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and

100% of the voting rights are held by the owners of the common shares, but none of the voting rights are held by the preferred shareholders.  Since the preferred shareholders receive 80% of the expected losses, but have no voting rights.  Therefore, the obligations of the preferred shares are disproportionate to their voting rights.

(ii)                                  Substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights(11).

FIN46(R), Footnote 11—this provision is necessary to prevent a primary beneficiary from avoiding consolidation of a variable interest entity by organizing the entity with non-substantive voting interests.  Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor.  The term related parties in this footnote refers to all parties identified in paragraph 16.

For the purposes of the footnote 11 analysis, consistent with our analysis under Paragraph 16 of FIN 46 (R), LB I and the Company are related parties and their interests are aggregated for the purposes of the 5 (c) (ii) analysis.

All of the facts and circumstances should be considered in determining whether substantially all of an entity’s activities either involve or are conducted on behalf of the reporting enterprise and its related parties.  Generally, if 90 percent or more of the entity’s activities are conducted on behalf of a reporting enterprise and its related parties, it is presumed to be “substantially all” of the entity’s activities.

The term “activities” as used in this context should be considered relative to the nature of the business activities of the Mont Fort and will not necessarily relate to the economic interests (i.e., the obligation of the interest holders to absorb expected losses or the right of the interest holders to receive expected residual returns).

The company reviewed the initial investments made by each investor in each cell, premium levels of each cell written to date and the obligation to absorb the expected losses of Mont Fort.

(a)          Initial investment (in millions $)

Common equity	1.4	(1.0%)

MFR ILW 1 - LBI	55.0	(38.1%)

Hanseatic	5.0	(3.4%)

MFR ILW 2 – LB I	55.0	(38.1%)

MF HL - Newcastle	28.1	(19.4%)

	$144.5

Under this analysis, the aggregation of the LB I and the Company’s original investment amount to 77.2% - below the “benchmark” of 90%, indicating that the activities of Mont Fort are not substantially all conducted on behalf of LBI and the Company.

(b)         Premium levels (in millions $)

The MFR ILW cell is fully funded and MFR ILW 2 and MF HL are in the process of writing reinsurance policies. The actual and expected premium writings are as follows:

MFR ILW - actual	$16.5 (36.2% - or 33% LB I)

MFR ILW 2 - expected	22.0 (48.3%)

MF HL - expected	7.0 (15.5%)

Total	45.5

On this factor, with 81.3% being the aggregate premium writings for LB I it appears to indicate that substantially all of the activities of Mont Fort are not designed for LB I and the Company combined.

(c)          Obligation to absorb expected losses

Our original analysis indicated that LB I would absorb 80% of the expected losses of Mont Fort. Given LBI increased its investment through MFR ILW 2, Newcastle not holding a variable interest in Mont Fort, combining LB I’s expected losses with those of the Company, it is reasonable to expect that the combined expected losses of LBI and the Company may pass the 90% threshold.

On balance, noting the results of the three tests performed above, the fact that the term “activities” as used in the context of paragraph 5 (c) should be considered relative to the nature of the business activities of the Mont Fort and will not necessarily relate to the economic interests:

The Company’s position is that substantially all of the entity’s activities would not either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

PART III

Proposed Accounting Policy Footnote

Significant Accounting Policies:

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant inter-company accounts and transactions have been eliminated on consolidation.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries including Flagstone, and all variable interest entities for which the Company is the primary beneficiary as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) (“FIN 46”), “Consolidation of Variable Interest Entities–An Interpretation of ARB No. 51.” FIN 46 requires a variable interest entity to be consolidated if a party with an ownership, contractual or other financial interest in the variable interest entity is obligated to absorb a majority of the risk of loss from the variable interest entity’s activities, is entitled to receive a majority of the variable interest entity’s residual returns, or both. A variable interest holder that consolidates the variable interest entity is called the primary beneficiary. Investments in preferred or voting common shares in which the Company has a significant influence over the operating and financial policies of the investee are accounted for under the equity method of accounting.

The accompanying financial statements as at September 30, 2006, include all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the financial position as at September 30, 2006 and the results of operations and cash flows for the nine months ended September 30, 2006 and are not necessarily indicative of the operating results for the full year.

Mont Fort Re Ltd. (“Mont Fort ”) as a Variable Interest Entity

In accordance with the provisions of FIN 46, the Company has determined it is not the primary beneficiary of Mont Fort.

This determination was based on the following factors:

(a)          Silo provisions

FIN 46 provides that an enterprise with a variable interest in specified assets of a variable interest entity is to treat those assets, and related liabilities, as a distinct variable interest entity (known as a “silo”).  In accordance with Paragraph 12 and 13 of FIN 46, the Company determined that Mont Fort ILW is not a silo based on:

•                  The Company through its holding of 100% of the common shares of Mont Fort controls the key financial and operating decisions of Mont Fort and Mont Fort ILW including underwriting and investment management.

•                  The aggregation of the risks and returns of the common equity and the interests of the wholly owned subsidiaries of the Company in Mont Fort ILW

•                  Applying the provisions of  FASB Staff Position 46 (R) -1, which states that essentially none of the returns of the assets of Mont Fort ILW can be used by Mont Fort and its related parties, and essentially none of the liabilities of Mont Fort ILW are payable from the assets of Mont Fort and its related parties

(b)         Variable Interest Entity

In accordance with the provisions of Paragraph 5 of FIN 46 the Company determined that, by design, the total equity investment at risk in Mont Fort, being the common shares, is not sufficient to permit Mont Fort to finance its activities without additional financial support i.e. it is a variable interest entity.

(c)          Related party considerations

The Company considered the applicability of provisions of Paragraph 16 and 17 of FIN 46 for the purposes of determining whether the Company or LB I, a related party, should be treated as the primary beneficiary. These paragraphs generally provide that the party within a related party group that is most closely associated with the variable interest entity is treated as the primary beneficiary. As at September 30, 2006, based on a relative weighting of the factors outlined in Paragraph 17, the Company determined it is not the primary beneficiary as it is not exposed to the majority of the expected losses of Mont Fort and as such does not consolidate the Financial Statements of Mont Fort.

Reconsideration Events

The Company considered the provisions of Paragraph 7 of FIN 46 which outlines when the initial determination of whether an entity is a variable interest entity should be reconsidered.  As described in Note 18 below, the Company established additional cells of Mont Fort in January 2007. The establishment of these cells are reconsideration events and may impact our primary beneficiary conclusions outlined in (c) above. The Company is has assessed the financial impact of these reconsideration events based on current information and does not anticipate any change to its results or financial position.